SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Fuling Global Inc. ("Fuling Global”) issued two press releases on January 12 and 15, 2016, copies of which are attached as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibits

No.	Description
99.1	Press release dated January 12, 2016, titled “Fuling Global Inc. Hosts a Visit of Scientists from the Technical Institute of Physics and Chemistry”
99.2	Press release dated January 15, 2016, titled “Fuling Global Inc. to Supply Leading U.S. Distributor Bunzl's Western Region.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: January 15, 2016	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer